Filed by Delek US Holdings, Inc
(Commission File No. 001-32868)
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company:
Alon USA Energy, Inc.
(Commission File No. 001-32567)

Regarding: Delek/Alon Merger FAQ

FREQUENTLY ASKED QUESTIONS
June 2, 2017

General
Q: From a safety standpoint can you give a comparison of the refineries over say the last five years? Can you give a comparison of the refineries using the Solomon KPIs? Who performs better and why?
A: We have compiled the safety and process safety comparisons for the 4 refineries, and will provide more information regarding the relative performance of the refineries after the closing of the merger. With respect to performance based on the Solomon Fuels Study, we will compile the latest data later in the year when the most recent study results are available.
Q: How will capital be allocated to the refineries in the next 3-5 years? Can you comment on where the big spends will be? For example do you expect to expand Big Springs by 25,000 bpd and revisit that investment?
A: Delek's and Alon's management teams are working on a structured process to prioritize capital spending equitably at all facilities. Based on the decisions made for future total capital available for investment, our new structure will allow us to quickly and fairly allocate capital. If adequate capital is allocated to allow for growth or profit improvement projects, the new process will also prioritize the projects to achieve the best economic outcome given the available capital.

Q: What do you plan to do with the assets in California? Do they offer much revenue growth potential?
A: We are continuing to evaluate organic and strategic options for each of the California assets. We will communicate more on this after the closing of the merger.
Q: Do you foresee building a centralized engineering capability group similar to what other independents have done?  If so why wouldn’t this be a good approach?
A: Delek's corporate organization includes centralized engineering, capital project management, best practices, and optimization. We believe that some centralization is necessary to enable us to collect, hone, and consistently implement best practices across the entire refining system.

Q: Is Delek going to increase the amount of funding to address the long-standing fixes at Big Spring Refinery (office building, finish demolition, etc.)
A: While we would expect the amount of funding allocated to capital projects will vary from year to year based on a number of factors, including company performance and cash flow, projects will be prioritized objectively to ensure that needed investments are made in a timely fashion.

Q: Oil field resurgence is creating significant salary disparities for certain professions. Will this be addressed?
A: We will closely monitor the employment landscape in west Texas, and make adjustments if needed. We would point out that oil field activity is even more cyclical than refining. We strive to provide stable employment at reasonable wages, and not chase boom-bust cycles.

Q: Do you foresee merging with another independent and if so why?   Don’t you need to continue to merge if you want to provide competitive returns that are equal or on par to companies in your peer group like Valero or Marathon? Seems like a merger with Holly and CVR could build a very strong integrated operation?  Why would this be good or not be good for Delek?
A: We are currently focused on successfully closing the merger between Delek and Alon, and achieving the synergies identified by the management teams. While generally 'bigger is better' in the refining industry, there is no rush to look for future merger opportunities just for the sake of getting bigger. Our smaller size provides us with agility and speed that our larger competitors may lack. In the future, if we identify opportunities to generate larger returns for our shareholders through additional merger activity, we will certainly consider them.
Q: Can you comment as to whether the merger will keep you as a growth company? If you are targeting yourself as a growth company can you give any performance ranges your strategy is targeting for what might be the expected compounded annual sales growth for the new organization? Trying to get a sense as to how your planned business strategy might impact SARS growth.
A: We expect to emerge from the merger with a strong balance sheet that will allow us to continue to grow in the future. After the closing of the merger, we will communicate more regarding the strategy of the combined company.

Q: Coming out of the Alon merger how does our debt to equity position look? Is it favorable?
A: We expect to emerge from the merger with a strong balance sheet that will allow us to continue to grow in the future. After the closing of the merger, we will communicate more regarding the strategy of the combined company.

Employee
Q: Do you know the actual relocation dollars that will be made available to each relocated employee? Is that amount based on what your position is with Delek?
A: Delek has partnered with Cornerstone Relocation Management to manage all relocations for the company. Delek has several relocation programs designed for various relocation needs throughout the company and amounts available under these programs are typically based on level.

Q: Will Compass health requirements still be needed (i.e. employee & spouse physical, cancer screening) in 2017 in order to obtain the lower employee contribution amounts (i.e. 20% savings) in 2018?
A: The wellness plan currently in place for Alon employees will remain unchanged for 2017. Health and Welfare plans will be reevaluated for both companies with the intent of harmonizing plans in 2018 where applicable.
Q: Are there any additional health covered options that will be offered?
A: Employee benefits are an important part of Delek’s overall total rewards offering to attract and retain employees. The majority of health and welfare benefits should remain unchanged for the remainder of 2017. We do expect to take time in 2017 to review both Alon’s and Delek's benefit plans and, after the merger has closed, standardize the plans across the combined company as much as possible in 2018.

Q: What is the impact on the 401K, any changes in the contribution level?
A: Delek is currently in the process of evaluating Alon's retirement plans and will communicate in advance of any changes to contributions or plan design.

Q: What will be the status for the employee tuition reimbursement program?
A: Please see your HR representative to obtain information. Delek does not offer a tuition reimbursement program and Alon's program will remain unchanged for 2017.

Q: If an employee is terminated, retires or leaves at his/her election after the closing of the Alon/Delek merger, will he/she be paid for:
a. Earned but unused vacation days?
b. Earned but unused Personal Business hours?
c. Vacation days accrued for the following year based upon the length of employment in the current year?
A: Alon's vacation policy will remain unchanged for 2017. Please see your HR representative to obtain information on your personal situation.
Q: Can you describe the Equity program Delek offers to employees?
A: Delek will be providing a training course and information about the equity program after the closing of the merger to all employees eligible to participate in the equity program.

Q: If I am terminated by the Company, am I entitled to collect state unemployment benefits?
A: If you are terminated as a result of the merger you are entitled to apply for those benefits. Eligibility for state unemployment benefits is determined by the state unemployment agency.
Q: If I am terminated by the Company in 2017 and therefore entitled to a severance payment, can I have the payment deferred until 2018?
A: No.

Q: For employees who are in the group of “there is no immediate plan to change your employment:
a. How soon after the closing will I find out about Delek’s long term plan for me?
b. Will my bonus potential percent that I currently have with Alon remain the same for 2017? 2018?
c. Regardless of whether there is a change in the percent, will my bonus be calculated under the Alon methodology through 6/30/17 and the Delek methodology for the remainder of the year?
A: For employees who had no immediate change in employment, post-closing you will remain in your current role with Alon until further notice. Unless otherwise told your bonus percentage will remain unchanged for 2017, however, management reserves the right to change this percentage in the future. The bonus methodology for 2017 will be communicated post-closing.
Q: Does Delek have a High-Deductible Health Plan Option that includes a Health Savings Account (HSA)?
A: Delek does not currently offer a Health Savings Account. However, all benefits plans are under review for 2018 and will be communicated to the organization when those plans have been finalized.

Q: 2017 Bonus program. How will it work?
a. Will there be a half year calculation based on ALJ results and a half year based on Delek calculations?
b. Or will ALJ program stay in place for the whole year?
c. Or something else?
A: The 2017 bonus program for Alon employees will be communicated post-closing.
Q: On bonus - what are the Delek program metrics?
A: Delek 2017 bonus metrics are a combination of financial, safety, refinery reliability and utilization, process safety and environmental metrics. The financial metrics include both EPS and relative ROIC to peers.
Q: Will Delek restore the retiree medical program for all the employees who it was taken away from?
A: There are currently no plans to restore the retiree medical program for those no longer eligible.
Q: Alon benefits compared to Delek’s new benefits; can you let us know the difference?
A: Employee benefits are an important part of Delek’s overall total rewards offering to attract and retain employees. The majority of health and welfare benefits should remain unchanged for the remainder of 2017. Though there are some differences in benefit plan designs and offerings, we do expect to take time in 2017 to review both companies benefit plans and, after the merger has closed, standardize them across the combined company as much as possible in 2018.
Q: If one were to retire, could the retiree continue insurance under Cobra even though they have Medicare?
A: Generally retirees can continue Cobra while having Medicare. However, we advise that you speak with a Medicare specialist to confirm specific requirements.
Q: Will employees whose positions have been eliminated receive vacation payout at separation?
A: Contingent upon the signing of a general release, employees will be eligible for severance and vacation payout.
Q: Will retained employees’ accrued vacation and sick time carry over to Delek? If not, will vacation be paid out?
A: Seniority dates will be bridged for Alon employees as they enter the Delek structure. Paid time off (PTO) will remain unchanged for 2017, however, we plan to harmonize PTO, sick and vacation time in 2018.
Q: If Delek decides to release us before actual separation date:

•	will wages be paid up to the agreed upon actual separation date

•	will the bump up in severance still apply

•	will health benefits continue until the actual separation date?
A: Employees who have received separation notification will be paid up until their separation date and continue to receive benefits through that date. Also, severance will be calculated based on service through this date per the Alon USA Employee Protection and Retention Program.
Q: Is there going to be an org chart published so we can see what the structure will be like and who is filling what positions and/or what openings there are?
A: Functional and business leaders will share applicable organization charts for their respective organizations post-closing. Open positions will be posted on the delek.com website in the career section. All employees are welcome to apply.
Q: Does Delek have a pension plan?
A: Delek does not offer a pension plan.

Q: If one were to retire in the first several months after the Delek acquisition, would our Alon defined pension benefit be available as a lump sum or would it remain as an annuity payout?
A: Please see your HR representative for information on your specific situation. Delek will follow the terms and conditions set forth in the plan document.
Q: When will employees know if they need to relocate or not?
A: Delek is in the process of working with Alon leadership to determine the optimal location for all positions. Some employees have already been communicated too about the possibility of relocating. Based on business needs, Delek may ask people to relocate at a later date if it is determined their role is not in the optimal location.
Q: Will there be opportunities to change locations in the future with Delek facilities in other States?
A: We encourage employees to apply for positions that can further their career within Delek.

Q: Should we expect changes in how our payroll is handled in the near future?
A: Payroll processing will remain unchanged through 2017. We are evaluating the possibility of centralizing payroll administration in the future.
Q: If I received a job elimination letter, can I count on not being required to work beyond the release date?
A: Delek will honor the release date provided in the elimination letter. In certain situations employees may be asked to continue their employment after the release date, in which case the decision to continue employment will be made by the employee.
Q: Big Spring hourly employees have a choice to be union members or not. Members have a nice relationship with Alon Management, will that continue with Delek?
A: Delek has good working relationship with its current unions and expects this practice to continue in the future.
Q: Will salaried Big Spring Refinery personnel need to apply for their current position?
A: No.
Q:  Will a written letter with an actual separation date as opposed to an anticipated separation date be provided to us?
A: A formal letter has been provided to employees who have a known current separation date.
Q: For those of us with a separation date in December, can the severance be paid in January 2018 (January payroll)?
A: For those employees with a December separation date, we will make the payment as soon as administratively possible.
Q: Will there be an agreement that formalizes the job status decision? The letter received doesn’t cover all the issues or convey a guarantee.
A: A formal separation and release agreement will be reviewed with employees prior to the communicated separation date. All severance payouts are contingent upon the signing of this separation and release agreement.
Q: Will we retain our years of tenure or will be considered new hires?
A: Your Alon seniority will be bridged and your seniority date will remain unchanged.
Q: If we are offered a position with Delek, but we decide to pursue different opportunities, will we still qualify for the Alon PAR Severance plan?
A: Employees who voluntarily leave the organization or who are terminated for Cause will not qualify for severance.

Safe Harbor Provisions Regarding Forward-Looking Statements
This communication contains forward-looking statements that are based upon current expectations and involve a number of risks and uncertainties. Statements concerning current estimates, expectations and projections about future results, performance, prospects, opportunities, plans, actions and events and other statements, concerns, or matters that are not historical facts are “forward-looking statements,” as that term is defined under the federal securities laws.  These forward-looking statements include, but are not limited to, statements regarding the proposed merger with Alon, integration and transition plans, synergies, opportunities, anticipated future performance and financial position, and other factors.

Investors are cautioned that the following important factors, among others, may affect these forward-looking statements. These factors include but are not limited to: risks and uncertainties related to the expected timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Delek US may not approve the issuance of new shares of common stock in the merger or that stockholders of Alon may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Delek US' common stock or Alon's common stock, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Delek US and Alon to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, uncertainty related to timing and amount of future share repurchases and dividend payments,  risks and uncertainties with respect to the quantities and costs of crude oil we are able to obtain and the price of the refined petroleum products we ultimately sell; gains and losses from derivative instruments; management's ability to execute its strategy of growth through acquisitions and the transactional risks associated with acquisitions and dispositions; acquired assets may suffer a diminishment in fair value as a result of which we may need to record a write-down or impairment in carrying value of the asset; changes in the scope, costs, and/or timing of capital and maintenance projects; operating hazards inherent in transporting, storing and processing crude oil and intermediate and finished petroleum products; our competitive position and the effects of competition; the projected growth of the industries in which we operate; general economic and business conditions affecting the southern United States; and other risks contained in Delek US’ and Alon’s  filings with the United States Securities and Exchange Commission.

Forward-looking statements should not be read as a guarantee of future performance or results and will not be accurate indications of the times at or by which such performance or results will be achieved.  Forward-looking information is based on information available at the time and/or management's good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements.  Delek US undertakes no obligation to update or revise any such forward-looking statements, except as required by applicable law or regulation.

No Offer or Solicitation
This communication relates to a proposed business combination between Delek US and Alon. This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
This communication may be deemed to be solicitation material in respect of the proposed transaction between Delek US and Alon. In connection with the proposed transaction, Delek Holdco filed a registration statement on Form S-4 with the SEC (Registration Statement No. 333-216298), which was declared effective by the SEC on May 26, 2017. Delek US and Alon have filed a joint proxy statement/prospectus and will file other relevant documents concerning the proposed merger with the SEC. Delek US and Alon began mailing the definitive joint proxy statement/prospectus to their respective security holders on May 30, 2017. The definitive joint proxy statement/prospectus, dated May 30, 2017, contains important information about Delek US, Alon, the proposed merger and related matters. This communication is not a substitute for the proxy statement, registration statement, proxy statement/prospectus or any other documents that Delek US or Alon may file with the SEC or send to stockholders in connection with the proposed transaction. STOCKHOLDERS OF DELEK US AND ALON ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S) AND/OR PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The definitive proxy statement(s) (when available) will be mailed to stockholders of Delek US and/or Alon, as applicable. Investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC's website, http://www.sec.gov. Copies of documents filed with the SEC by Delek US will be made available free of charge on Delek US' website at http://www.delekus.com or by contacting Delek US' Investor Relations Department by phone at 615-435-1366. Copies of documents filed with the SEC by Alon will be made available free of charge on Alon's website at http://www.alonusa.com or by contacting Alon's Investor Relations Department by phone at 972-367-3808.

Participants in the Solicitation
Delek US and its directors and executive officers, and Alon and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Delek US common stock and Alon common stock in respect of the proposed transaction. Information about the directors and executive officers of Delek US is set forth in the proxy statement for Delek US' 2017 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2017, and in the other documents filed after the date thereof by Delek US with the SEC. Information about the directors and executive officers of Alon is set forth in the Annual Report on Form 10-K/A, which was filed with the SEC on May 1, 2017, and in the other documents filed after the date thereof by Alon with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.